

September 9, 2014

Via E-mail
Kevin Kortje
Chief Financial Officer
Qwick Media Inc.
3162 Thunderbird Crescent
Burnaby, British Columbia
Canada V5A 3G4

> **Re: Qwick Media Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 000-32981**

Dear Mr. Kortje:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Controls and Procedures Controls and Procedures

A. Disclosure Controls and Procedures, page 42

1.   We note that as of December 31, 2013, the officers concluded that your disclosure controls and procedures were not effective due to the presence of a material weakness in internal control over financial reporting. However, the Management's Report on Internal Control Over Financial Reporting indicates that your management concluded your internal control over financial reporting was effective as of December 31, 2013. Please amend your filing to clarify this inconsistency in your disclosure.

Exhibit 12.1 and 12.2

2.   We note that paragraph 4(d) of the certifications refers to "the shell company report", which appears to be an incorrect reference. Please revise future filings to omit this reference in future filings and to otherwise conform to the exact language required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief